UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☑   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016
or
☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ___________ to___________
Commission file number 001-15059

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Nordstrom 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Nordstrom, Inc.
1617 Sixth Avenue, Seattle, Washington 98101

REQUIRED INFORMATION

1. Not applicable

2. Not applicable

3. Not applicable

4. The Nordstrom 401(k) Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”). Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA are filed as Exhibit 99.1.

The Consent of Independent Registered Public Accounting Firm is filed as Exhibit 23.1.

The Exhibit Index is located on page 4.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Nordstrom 401(k) Plan

/s/ James A. Howell
James A. Howell
Executive Vice President – Finance and Treasurer
Nordstrom, Inc.

Date:	June 2, 2017

Nordstrom 401(k) Plan

Exhibit Index

	Exhibit	Method of Filing
23.1	Consent of Independent Registered Public Accounting Firm	Filed herewith electronically

99.1	Nordstrom 401(k) Plan Financial Statements	Filed herewith electronically

99.2	Nordstrom 401(k) Plan & Profit Sharing, amended and restated on June 12, 2014	Incorporated by reference from the Nordstrom, Inc. Quarterly Report on Form 10-Q for the quarter ended May 2, 2015, Exhibit 10.2

99.3	Amendment 2014-4 to the Nordstrom 401(k) Plan & Profit Sharing	Incorporated by reference from the Nordstrom, Inc. Quarterly Report on Form 10-Q for the quarter ended August 2, 2014, Exhibit 10.6

99.4	Amendment 2014-5 to the Nordstrom 401(k) Plan & Profit Sharing	Incorporated by reference from the Nordstrom, Inc. Quarterly Report on Form 10-Q for the quarter ended November 1, 2014, Exhibit 10.2

99.5	Amendment 2014-6 to the Nordstrom 401(k) Plan & Profit Sharing	Incorporated by reference from the Nordstrom, Inc. Quarterly Report on Form 10-Q for the quarter ended November 1, 2014, Exhibit 10.3

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